Aetna Series Fund, Inc.
Exhibit 77I



Pursuant to Article Seventh of the Articles of Incorporation for the Aetna Series Fund Inc., a Maryland Corporation (the "Corporation") dated June 17, 1991, as amended (the "Articles of Incorporation") the Directors designated and classified 200 million shares of the Corporation into a new series called Aetna Index Plus Fund (the "Fund") distinct from shares of the Corporation previously issued. The Fund has the following special rights.

	On each matter submitted to a vote of the shareholders, each holder of a share shall be entitled to one vote for each share outstanding in his or her name on the books of the Corporation, and all shares of the Series shall vote as a single Series ("Single Series Voting"); provided, however, that
 (i) as to any matter with respect to which a separate vote of a particular Series is required by the 1940 Act or by the Maryland Corporation Code, such requirement as to a separate vote by that Series shall apply in lieu of Single Series Voting: (ii) in the event that the separate vote requirements referred to in clause (i) above apply with respect to one or more Series, then subject to clause (iii) below, the shares of all other Series shall vote as a single Series; and (iii) as to any matter which does not affect the interest of a particular Series, only the holders of shares of the one or more affected Series shall be entitled to vote.

	Each holder of shares of the Series shall have the right at such times as may be permitted by the Corporation to require the Corporation to redeem all or any part of his or her shares of a particular Series at a redemption price per share equal to the net asset value per share of that Series next determined (in accordance with subsection (h)) after the shares are properly tendered for redemption. Payment of the proceeds of redemption shall be in cash unless the Board of Directors determines, which determination shall be conclusive, that conditions exist which make payment wholly in cash unwise or undesirable. In the event of such determination, the Corporation may make payment wholly or partly in securities or other assets belonging to the Series at the value of such securities or assets used in such determination of net asset value. Notwithstanding the foregoing, the Corporation may postpone payment of the redemption price and may suspend the right to the holders of shares of a Series to require the Corporation to redeem shares of that Series during any period or at any time when and to the extent permissible under the 1940 Act.

	Subject to compliance with the requirements of the 1940 Act, the Board of Directors shall have the authority to provide that holders of shares of the Series shall have the right to convert or exchange said shares into shares of one or more other Series in accordance with such requirements and procedures as may be established by the Board of Directors.

	The holders of each class of shares of each Series shall have (i) exclusive voting rights with respect to provisions of any service plan or service and distribution plan adopted by the Corporation pursuant to Rule 12b-1 under the 1940 Act (a "Plan") applicable to the respective class of the respective
 Series and (ii) no voting rights with respect to the provisions of any Plan applicable to any other class of Series of share or with regard to any other matter submitted to a vote of shareholders which does not affect holders of that respective class of the respective Series of shares.


AMJ729.doc 6/19/97  12:02PM